
Mail Stop 3561

December 2, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re:** **Forum National Investments Ltd.**
> **Form 20-F for the year ended September 30, 2007**
> **Form 20-F for the year ended September 30, 2008**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your response filed with us on November 13, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Mr. Martin Tutschek
Forum National Investments Ltd.
December 2, 2009
Page 2

Draft 2007 Form 20-F included with your response letter, dated November 13, 2009

1. We note your response to our previous comment 1. However, the revisions on pages
    iii, 11, 16, 25, 38, and 82 show $30 Thousand face value of life insurance policies
    instead of the $30,930 Thousand USD of face value of life insurance policies shown
    in your 2008 Form 20-F. Please make all necessary revisions to ensure consistency
    and accuracy in your amended filings.

2. Also, on pages 11, 16, 25 and 38 of your draft 2007 Form 20-F, you state that you
    paid $2,900,029 for the aforementioned life insurance policies. However, in your
    2008 Form 20-F, a purchase price of $1,548,070 is disclosed. In addition, on page 82
    of your draft 2007 Form 20-F, you indicate the cost of the policies was US $3,7
    million. Please make all necessary revisions to ensure consistency and accuracy in
    your amended filings. In this regard, we suggest you disclose the purchase price in
    Canadian dollars, as reflected in your financial statements, but also indicate
    parenthetically the USD amount in order to allow comparability to the USD-
    denominated face value of the policies.

Draft 2008 Form 20-F included with your response letter, dated November 13, 2009

Life Settlements, pages 15-16

3. In your response to our previous comment 2, you stated that you purchased
    approximately $31 million USD of life insurance policies for $1,548,070 CDN,
    which is consistent with the presentation on the face of the financial statements and
    the disclosure on page 11 and 16 of your draft 2008 Form 20-F (taking into account
    the disclosure on page 1, which states that amounts are expressed in Canadian dollars
    unless otherwise indicated). However, on page 25, you disclose a purchase price of
    $1,548,070 USD. Please revise to correct this apparent inconsistency.

Tabular Disclosure of Contractual Obligations, page 26

4. Please add a footnote indicating that your table of contractual obligations excludes (i)
    the expected future payments for life settlement premiums set forth in the table in
    Note 5(b) to your financial statements and (ii) the related party loans described in
    Note 18(b) to your financial statements.

Report of Independent Registered Accountants, page 59

5. We note your response to our previous comment 3, in which you state your intention
    to amend your filings to include the report of the other auditors with respect to the

balance sheet as of September 30, 2007 and the related consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the nine-month period ended September 30, 2007 and the year ended December 31, 2006. Please file these amendments as soon as practicable.

Note 2 – Significant Accounting Policies

(i) Earnings per share, page 68

6. Refer to our previous comments 5 and 18. Please tell us why you considered your Preferred Series B in the calculation of basic earnings per share. Specifically address how you considered the guidance in paragraph 260-10-45-12A of the FASB ASC. Your response should include how you considered whether conversion at the option of the holder constitutes a barrier to conversion. Also, the caption for your accounting policy regarding earnings per share should be Note 2(j), not 2(i).

7. As a related matter, please revise your disclosure to present a reconciliation of the numerators, if applicable, and the denominators of the basic and diluted per-share computations for income from continuing operations. The reconciliation should include the individual income and share amount effects of all securities that affect earnings per share. Example 2 set forth in paragraph 260-10-55-51 of the FASB ASC illustrates that disclosure. Refer to the guidance in paragraph 260-10-50-1(a) of the FASB ASC.

Note 5 – Financial Instruments, page 77

8. Please add your Life Settlement receivable and Investments in Life Settlements to the table at the beginning of Note 5 that indicates the various risks associated with your financial instruments. In this regard, we note these two line items are included in the table summarizing your financial instruments on page 20.

(b) Liquidity risk, page 78
9. We note your response to our previous comment 11. However, it does not appear that any changes have been made to the table presented here. Please revise this table for consistency with your response.

Note 6 – Investments in Life Settlements, page 82

10. We note your responses to our previous comments 4 and 10, but disagree with your conclusion that net revenues from life settlements constitute an operating item. The

Master Glossary of the FASB ASC defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors, and consists of inputs, processes applied to those inputs, and outputs used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which includes the ability to sustain a revenue stream by providing its outputs to customers. Your investment in life settlement contracts does not appear to meet the definition of a business and, as such, any gains or losses from this investment should be considered non-operating items. One indicator of the absence of a business is that your segment information in Note 4 shows equal amounts of revenue and net income for your Life Settlements segment. This equality, which is attributable to the absence of any expenses related to your Life Settlements segment, underscores the absence of inputs, processes and outputs that would be indicative of a business. Accordingly, please revise your financial statements to include income from life settlement contracts as a component of non-operating income pursuant to Rule 5-03(b)(7) of Regulation S-X. Also, revise the related description of your revenue recognition policy on pages 19 and 66 of the draft 2008 Form 20-F included with your response.

11. We note from your proposed revised disclosure here that you intend to revise the table summarizing the attributes of your outstanding life settlement contracts to disclose average revenue per settlement. In this regard, it is our understanding that only one publicly-held company operates exclusively in the life settlement market, and that company discloses average revenue per settlement. However, that company acts as a purchasing agent for life insurance purchasers and, as such, its operating revenues are derived from fees for facilitating life settlement transactions between policyholders and third-party investors (like Forum National Investments). Since you do not earn fees for facilitating life settlement transactions, please delete the disclosure of average revenue per settlement. As a third-party investor, you earn investment income and, as discussed in our preceding comment, this investment income should not be reflected as revenue.

12. We note from your proposed revised disclosure on page 84 that you intend to add a table at the end of Note 6 summarizing the assumptions used to estimate the fair value of your life settlement contracts. Please revise this table to disclose your assumptions regarding the interest rates underlying your present value calculations.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief